AMENDMENT DATED MARCH 10, 2016

TO THE AMENDED AND
RESTATED
BY-LAWS OF

JOHN HANCOCK HEDGED
EQUITY & INCOME FUND

DATED SEPTEMBER 27, 2013

Section 4.4 of ARTICLE IV is hereby amended and replaced in its entirety by the following:

Section 4.4 Retirement Age. The retirement age for Trustees shall be determined from time to time by a resolution of the majority of the Trustees.